UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549-1004
                                    FORM 11-K



 X  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
---
    ACT OF 1934

For the fiscal year ended December 31, 2001
                          -----------------

                 OR

    TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
---
    ACT OF 1934

For the transition period from                       to
                               ---------------------    ---------------------

Commission file number 33-10665
                       --------



            THE GMAC INSURANCE PERSONAL LINES RETIREMENT SAVINGS PLAN
           ----------------------------------------------------------
                            (Full title of the plan)


                           General Motors Corporation
              300 Renaissance Center, Detroit, Michigan 48265-3000
              ----------------------------------------------------
               (Name of issuer of the securities held pursuant to
                    the plan and the address of its principal
                               executive offices)



Registrant's telephone number, including area code (313) 556-5000

       Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:



                                                Peter R. Bible
                                                Chief Accounting Officer
                                                General Motors Corporation
                                                300 Renaissance Center
                                                Detroit, Michigan  48265-3000

FINANCIAL STATEMENTS AND EXHIBIT
--------------------------------

(a) FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
     -----------------------------------------------

                                                                     Page No.
                                                                     --------
     The GMAC Insurance Personal Lines Retirement Savings Plan:
         Independent Auditors' Report ............................       3
         Statements of Net Assets Available for Benefits
           As of December 31, 2001 and 2000.......................       4
         Statements of Changes in Net Assets Available for
           Benefits for the Years Ended December 31, 2001 and 2000       5
         Notes to Financial Statements ...........................       6
         Supplemental Schedule as of December 31, 2001 -
           Form 5500, Schedule H, Part IV, Line 4I - Schedule
           of Assets (Held at End of Year).........................     10

NOTE: Supplemental schedules, other than that listed above, are omitted because of the absence of the conditions under which they are required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 or because the required information is included in the financial statements or in the notes thereto.




(b) EXHIBIT
     -------

     Exhibit 23 - Independent Auditors' Consent................         11



SIGNATURE


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                               THE GMAC INSURANCE PERSONAL
                                               LINES RETIREMENT SAVINGS PLAN
                                               -----------------------------
                                                      (Name of Plan)



Date     December 17, 2002             By
         ----------------
                                               /s/Bernard Buselmeier
                                               -----------------------------
                                               (Bernard Buselmeier
                                                Chief Financial Officer
                                                GMAC Insurance Personal Lines

INDEPENDENT AUDITORS' REPORT
----------------------------

To the Plan Administrator and Participants of GMAC Insurance Personal Lines Retirement Savings Plan:


We have audited the accompanying statements of net assets available for benefits of GMAC Insurance Personal Lines Retirement Savings Plan (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP

Raleigh, North Carolina
July 19, 2002














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                GMAC INSURANCE PERSONAL LINES RETIREMENT SAVINGS PLAN


STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 and 2000
-----------------------------------------------------------------------------


                                            2001             2000
                                        -----------      -----------

Assets:  Investments                    $86,180,073      $87,226,580
                                         ----------       ----------

NET ASSETS AVAILABLE FOR BENEFITS       $86,180,073      $87,226,580
                                         ==========       ==========



See notes to financial statements.

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              GMAC INSURANCE PERSONAL LINES RETIREMENT SAVINGS PLAN


STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2001 and 2000
-----------------------------------------------------------------------------

                                             2001           2000
                                          -----------    -----------
ADDITIONS:
----------

   Investment (loss) income:
    Net depreciation in fair
      value of investments                $(8,179,521)   $(9,647,430)
    Interest and dividends                  2,296,589      4,557,139
    Loan interest                             323,544        276,770
                                            ---------      ---------
      Total net investment loss            (5,559,388)    (4,813,521)
                                            ---------      ---------

   Contributions:
    Employer's                              5,029,960      4,652,071
    Participants'                           6,638,278      6,092,525
    Participants' rollovers                   727,592        266,122
                                           ----------     ----------
      Total contributions                  12,458,830     11,010,718
                                           ----------     ----------

      Total additions, net                  6,899,442      6,197,197
                                           ----------     ----------

DEDUCTIONS:
----------

   Benefits paid to participants            7,881,040      6,879,380
   Asset management fees                            -         62,965
   Administrative expenses                     64,909         53,143
                                            ---------     ----------

      Total deductions                      7,945,949      6,995,488
                                            ---------     ----------

NET DECREASE BEFORE TRANSFER
   FROM OTHER PLAN                         (1,046,507)      (798,291)

TRANSFER FROM NAVCO EMPLOYEES'
   SAVINGS PLAN                                     -     36,098,279
                                            ---------     ----------

NET (DECREASE) INCREASE                    (1,046,507)    35,299,988

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                       87,266,580     51,926,592
                                           ----------     ----------

   End of year                            $86,180,073    $87,226,580
                                           ==========     ==========



See notes to financial statements.

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              GMAC INSURANCE PERSONAL LINES RETIREMENT SAVINGS PLAN


NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
-----------------------------------------------------------------------------

1.  INFORMATION REGARDING THE PLAN

      The following brief description of GMAC Insurance Personal Lines Retirement Savings Plan (formerly Integon Employees' Retirement Savings Plan (the "Plan") is provided for general informational purposes only. Participants should refer to the plan document for more complete information.

      General - The Plan is a defined contribution plan designed to comply with the provisions of the Internal Revenue Code (the "Code") to qualify for exemption from taxation. The Plan was established effective April 1, 1991 and is subject to the provisions of the Employee Retirement Income Security Act of 1974. The Plan covers all eligible employees of Integon Corporation (the "Sponsor"), NAVCO Corporation and other business entities. The Plan is administered by the GMAC Insurance Personal Lines Employees' Retirement Savings Plan Advisory Committee (the "Committee"), comprised of individuals appointed by the Sponsor's board of directors. The Sponsor is 100% owned by GMAC Insurance Holdings, Inc. ("GMACI"), which is a wholly owned subsidiary of General Motors Acceptance Corporation, which in turn is owned by General Motors Corporation.

      Effective April 8, 2000, the NAVCO Employees' Savings Plan (the "NAVCO Plan") was merged into the Plan. At that time all assets and liabilities of the NAVCO Plan were transferred to the Plan. In addition, effective April 8, 2000, the Plan's name was amended and restated as the GMAC Insurance Personal Lines Retirement Savings Plan.

      Eligibility - Employees, as defined by the Plan, are immediately eligible to participate in the Plan without regard to any age or service requirement. Temporary employees are eligible for participation in the Plan after one year of service providing they have worked at least 1,000 hours over 12 consecutive months and are 21 years of age or older, as defined by the Plan. Eligible temporary employee participation begins on the next plan entry date, the first day of each calendar month.

      Administration of the Plan - Effective April 6, 2000, the trustee of the Plan was changed from First Union National Bank ("First Union") to Fidelity Management Trust Company ("Fidelity"). Fidelity also assists the Sponsor in its administration of the Plan. Although officers or employees of the Sponsor perform certain administrative functions, no such officer or employee receives compensation from the Plan.

      Contributions - Eligible participants may voluntarily defer from 1% to 15% of their basic compensation, as defined by the Plan. Contributions are subject to certain Internal Revenue Code limitations. Employee after-tax contributions are not permitted. Eligible participants are permitted to make rollover contributions at the discretion of the Committee. For the plan years ended December 31, 2001 and 2000, the Sponsor's funding consisted of a matching contribution of 100% of the first 6% of a participant's compensation that had been deferred into the Plan.

              GMAC INSURANCE PERSONAL LINES RETIREMENT SAVINGS PLAN

      Participant Accounts - a separate account is maintained by Fidelity (First Union prior to April 6, 2000) for each participant. These account balances are adjusted at the end of each pay period for the amount of the participant's compensation deferral and the Sponsor's matching contributions. Investment income or loss and other additions or deductions are credited or charged, as applicable, to the participant's account quarterly. Allocation of the Sponsor's contribution is based on participant compensation, as defined. Allocation of plan earnings is based on the balances of the participant's individual accounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

      Investment Options - Upon enrollment in the Plan, a participant may direct his or her contributions in one or more of various investment options. Participants may change their investment options as desired. The Plan currently offers one common trust fund, one common stock fund, and sixteen mutual funds as investment options.

      Vesting participants are fully vested in the compensation that they defer into the Plan, the Sponsor matching contributions, and the related investment earnings on those deferrals and contributions.

      Participant Loans - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balances, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates commensurate with local prevailing rates as determined quarterly by the plan administrator.

      Payment of Benefits - On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his to her account, or annual installments over a ten-year period. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Withdrawals may also be made for certain financial hardships as defined by the Plan.

      Plan Termination - Although the Sponsor has not expressed any intention to do so, it has the right to terminate the Plan at anytime, subject to plan provisions. Upon such termination of the Plan, the vested account balance of each participant in the Plan will be distributed to such participant at the time prescribed by the Code.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Basis of Accounting - The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("generally accepted accounting principles").

              GMAC INSURANCE PERSONAL LINES RETIREMENT SAVINGS PLAN

      Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the financial statements.

      Valuation of Investments and Income Recognition - The Plan's investments are stated at fair value based on quoted market prices. Investments in common trust funds ("funds") are stated at estimated fair value, which has been determined by the trustee based on the unit values of the funds. Unit value as are determined by the organization sponsoring such funds by dividing that fund's net assets by its units outstanding at the valuation date. Contributions to and withdrawal payments from each fund are converted to units by dividing the amounts of each transaction by the unit values last determined, and the participant's accounts are charged or credited with the number of units. Mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. Participant loans are valued at cost plus accrued interest, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis.

      Payment of Benefits - Benefits are recorded when paid.

      Expenses - Administrative expenses of the Plan are paid by either the Plan or Sponsor, as provided in the plan document.

      Reclassification - Certain 2000 amounts have been reclassified to conform to the current year presentation.

3.    INVESTMENTS

      The Plan's investments which exceeded 5% of net assets available for benefits as of December 31, 2001 and 2000 are as follows:

                                   Shares                       Amounts
                              -----------------           -------------------
      Description of
        Investment            2001         2000           2001           2000
                              ----         ----           ----           ----

      Fidelity Puritan
        Fund                248,816      237,454     $4,396,572    $4,471,257
      Fidelity Magellan
        Fund                 93,178       93,764      9,711,004    11,186,060
      Fidelity Contrafund   111,366      115,464      4,763,123     5,677,365
      Fidelity Growth and
        Income Fund         149,114      146,307      5,573,876     6,159,524
      Fidelity Low-Priced
        Stock Fund          243,014            -      6,663,442             -
      Fidelity Managed
        Income
        Portfolio        17,978,918   16,216,807     17,978,918    16,216,806
      Janus Worldwide       104,418      101,923      4,577,703     5,795,322
      Spartan U.S.
        Equity Index        442,291      445,201     17,974,708    20,839,855

              GMAC INSURANCE PERSONAL LINES RETIREMENT SAVINGS PLAN

      During 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $(8,179,521) and $(9,647,430), respectively, as follows:

      Description of
        Investment                                        2001           2000
                                                          ----           ----

      Mutual funds                                  $(8,152,077)  $(9,647,430)
      Common stock fund                                 (27,444)            -
                                                      ---------     ---------
                                                    $(8,179,521)  $(9,647,430)
                                                      =========     =========

4.    RELATED PARTY TRANSACTIONS

      Certain plan investments are units of participation in common trust funds and shares of mutual funds managed by Fidelity and First Union, prior to April 6, 2000. Fidelity and First Union are the trustees as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. The Sponsor pays a portion of the Fidelity administrative and trustee fees. Such fees were $45,469 and $67,387 for the years ended December 31, 2001 and 2000, respectively.

      Certain plan investment are loans to participants who may be employees of the sponsor and, therefore, these transactions qualify as party-in-interest transactions.

5.    FEDERAL INCOME TAX STATUS

      The Internal Revenue Service has determined and informed the Company by a letter dated April 6, 1998, that the Plan and related trust were designed in accordance with the applicable regulations of the Code. The Plan has been amended and restated since receiving the determination letter. A determination letter application is currently pending before the Internal Revenue Service. The Sponsor and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6.    SUBSEQUENT EVENTS

      Beginning January 1, 2002, eligible participants may voluntarily defer 20% of their basic compensation, as defined by the Plan. The Sponsor's funding consisted of a matching contribution of 100% of the first 4% of a participant's compensation that had been deferred into the Plan.


                                   * * * * * *




            GMAC INSURANCE PERSONAL LINES RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
DECEMBER 31, 2001


                                          Description of Investments,
                                            Including Maturity Date,
  Identity of Issue, Borrower,            Rate of Interest, Collateral,                          Current
    Lessor or Similar Party                 Par or Maturity Value                   Cost          Value
------------------------------------      -------------------------------         --------       ---------
Fidelity Institutional
  Retirement Services Company:
* Fidelity Investments                    Puritan Fund, 248,815.591 shares             **       $ 4,396,572
* Fidelity Investments                    Magellan Fund, 93,177.934 shares             **         9,711,004
* Fidelity Investments                    Contrafund, 111,365.990 shares               **         4,763,123
* Fidelity Investments                    Investment Grade Bond Fund,
                                            280,171.641 shares                         **         2,056,460
* Fidelity Investments                    Growth and Income Fund,
                                            149,113.846 shares                         **         5,573,876
* Fidelity Investments                    Low-Priced Stock Fund,
                                            243,013.949 shares                         **         6,663,442
* Fidelity Investments                    Diversified International Fund,
                                            105,855.193 shares                         **         2,019,717
* Fidelity Investments                    Freedom Income Fund, 8,314.908
                                            shares                                     **            90,882
* Fidelity Investments                    Freedom 2000 Fund, 32,154.131
                                            shares                                     **           370,416
* Fidelity Investments                    Freedom 2010 Fund, 49,480.245
                                            shares                                     **           623,946
* Fidelity Investments                    Freedom 2020 Fund, 81,659.417
                                            shares                                     **         1,027,275
* Fidelity Investments                    Freedom 2030 Fund, 140,711.260
                                            shares                                     **         1,767,333
* Fidelity Investments                    Managed Income Portfolio
                                            17,978,917.600 shares                      **        17,978,918
  PBHG                                    Growth Fund, 96,351.000 shares               **         1,961,706
  MSIFT                                   Value Advisor, 45,626.774 shares             **           694,440
  Janus                                   Worldwide, 104,418.410 shares                **         4,577,703
  Spartan                                 U.S. Equity Index, 442,291.039
                                            shares                                     **        17,974,708
  General Motors                          Common Stock Fund, 8,432.050
                                            shares                                     **           167,559
* Participants                            Participant loans (maturing
                                            through 2005 at interest rate
                                            of 8.75% to 10%)                           **         3,760,993
                                                                                                 ----------
  Total investments                                                                             $86,180,073
                                                                                                 ==========

 * Permitted party-in-interest transactions.
** Cost information is not required for participant-directed investments and, therefore, is not included.


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